                                                                  Exhibit (b)(2)

[LOGO OF KAGAN MEDIA APPRAISALS INC. APPEARS HERE]



November 8, 1996

Mr. Kevin Coyle
Group Vice President/Finance
JONES INTERCABLE
9697 East Mineral Avenue
Englewood, CO  80112

     Tel:  (303)  792-3111
     Fax:  (303)  790-0533

Dear Mr. Coyle:

In accordance with your request, we have appraised the cable TV system in Manitowoc, Wisconsin for the purpose of determining its fair market value.

We were not assigned to complete a tangible asset valuation of the property. Rather, we were assigned to do a financial analysis of the property and its future market potential. The limiting conditions of this appraisal are more fully outlined in a statement included within this report.

We are qualified to complete this assignment by virtue of our 27 years of experience in appraising communications properties. During that period, we have appraised over $26 billion worth of media properties on contract assignment. In addition, many more billions of dollars worth of such properties have been valued by Paul Kagan Associates, Inc. in such newsletters as CABLE TV INVESTOR, CABLE TV FINANCE, CABLE TV TECHNOLOGY and BROADCAST BANKER/BROKER.

We have based our analysis in part on financial data supplied to us by Jones Intercable and in part on our personal knowledge of the communications industry acquired over two decades. Our credentials are more fully outlined in the enclosed appraisal report.

Included in this report is a description of the property and its market, a brief explanation of key operating expectations related to the financial potential of the business and the results of a comparable sale study for the property. Also included is a 10-year discounted cash flow projection for the property, followed by a list of the assumptions underlying the projections.

Based on the results of our analysis, more fully outlined within this report, we conclude that in a willing buyer-willing seller, all cash transaction, the fair market value of the Manitowoc, Wisconsin cable TV systems is approximately $16.1
                                                                           -----
million.
-------

Mr. Kevin P. Coyle
JONES INTERCABLE
November 8, 1996
Page Two


It has been a pleasure to be of service to you in this matter. If you have any further questions, please feel free to call.

Sincerely,

KAGAN MEDIA APPRAISALS, INC.



/s/ Robin V. Flynn
----------------------------
Robin V. Flynn
Vice President

RVF/jht
enclosures

    APPRAISAL REPORT
--------------------------------------------------------------------------------


                              MANITOWOC, WISCONSIN
                                  CABLE SYSTEM



                                        PREPARED BY:

                                            KAGAN MEDIA APPRAISALS, INC.
                                            126 CLOCK TOWER PLACE
                                            CARMEL, CA 93923
                                            (408) 624-1536

                                            NOVEMBER 8, 1996

TABLE OF CONTENTS
-------------------------------------------------------------

CERTIFICATE OF APPRAISAL................................... 1

STATEMENT OF LIMITING CONDITIONS........................... 3

RESTRICTIONS UPON DISCLOSURE AND USE....................... 5

QUALIFICATIONS OF THE APPRAISER............................ 6

PURPOSE OF THE APPRAISAL................................... 8

ASSET APPRAISAL METHODOLOGY................................ 9
      COST APPROACH........................................ 9
      MARKET DATA (COMPARABILITY) APPROACH................. 9
      INCOME APPROACH..................................... 10

VALUATION THEORY USING DISCOUNTED CASH FLOW ANALYSIS...... 11

VALUATION OF MANITOWOC, WISCONSIN CABLE SYSTEM............ 14
      DESCRIPTION OF SUBJECT MARKET....................... 15
      DESCRIPTION OF SUBJECT BUSINESS..................... 20
      10-YEAR CASH FLOW PROJECTIONS....................... 30
      ASSUMPTIONS FOR THE 10-YEAR CASH FLOW PROJECTIONS... 32
      COMPARABLE ANALYSIS................................. 36
      CORRELATION AND FINAL ESTIMATE OF VALUE............. 39

CERTIFICATE OF APPRAISAL
--------------------------------------------------------------------------------


     The undersigned does hereby certify that, except as otherwise noted in this appraisal report:

     l. We have inspected the financial statements and other operating and financial data of the subject business as furnished by Jones Intercable.

     2. We hereby certify that we have no present or contemplated financial interest in the cable system that is the subject of this appraisal report, and that our employment and compensation are in no way contingent upon the value reported.

     3. We have no personal interest or bias with respect to the subject matter of this appraisal report, nor are we connected in any way with the parties involved.

     4. Pursuant to an investment policy adopted in 1974, Paul Kagan personally and Paul Kagan Associates, Inc., as a corporation, invest profits in publicly held media companies. Clients of Kagan Capital Management are also invested in publicly held media companies. As a result, portfolios owned and/or managed by Paul Kagan at present may maintain a long-term investment in stock of various KMA clients. Additionally, KMA clients may be subscribers to a number of Kagan information services and its executives from time to time may have enrolled at Kagan seminars or serve as panelists themselves.

     5. To the best of our belief and knowledge, any statements of fact contained in this appraisal report, upon which the analyses, opinions and conclusions expressed herein are based, are true and correct. Information used to complete this report was obtained from sources considered reliable and is believed to be true and correct. We make no warranty as to the accuracy or reasonableness of such information furnished to us by others.

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

CERTIFICATE OF APPRAISAL (CONTINUED)
--------------------------------------------------------------------------------


     6. This appraisal report sets forth all of the limiting conditions imposed by the terms of our assignment or by the undersigned, affecting the analyses, opinions and conclusions contained in this report.

     7. The analyses, conclusions and opinions that are set forth in this appraisal report represent the work of the Kagan Media Appraisals, Inc. team, including the undersigned.

     8. The business that is the subject of this appraisal report, the Manitowoc, Wisconsin cable TV system is currently valued at approximately $16.1
                                                                           -----
million.
-------


Signed:  /s/ Robin V. Flynn
         __________________________________________
         Kagan Media Appraisals Inc./Robin V. Flynn




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

STATEMENT OF LIMITING CONDITIONS
--------------------------------------------------------------------------------


     Financial and operating data concerning the subject system furnished us by Jones Intercable are assumed to be correct and current. We assume no responsibility for knowledge of matters legal in nature concerning Jones Intercable. We do not render any opinions as to the title of ownership of the subject property, which is assumed to be correct and good and free of liens or other financial or legal encumbrances.

     We have taken into consideration existing long-term liabilities that have been called to our attention by the parties involved, but do not guarantee that other liabilities, of a financial or legal nature, do not exist. We have appraised the subject property as if it was free and clear of debt and under responsible ownership and competent management. Completion of any scheduled capital improvements is assumed.

     Our assignment was to appraise the value of the subject property from the standpoint of a financial analysis of its ability to generate revenue, cash flow and profit. Utilizing accepted principles of appraisal methodology, Kagan Media Appraisals, Inc. has developed its own method of valuing media properties, which may differ in certain aspects from other methods. We conduct our research under the assumption that a fair market value can be established within the constraints of a financial analysis, supplemented by analysis of the markets in which the subject business operates and analysis of comparable businesses sold in the industry. We have therefore made no survey of the property, plant and equipment of the subject business. Further, no technical engineering analysis of the businesses has been made or rendered by Kagan Media Appraisals, Inc.
This appraisal assumes that the subject business' technical equipment is in good working


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PREPARED FOR: JONES INTERCABLE          3           KAGAN MEDIA APPRAISALS, INC.

--------------------------------------------------------------------------------

order and appropriate for the conduct of businesses of its type, and that it is operated by competent management.

     We have queried management regarding any specific circumstances concerning market conditions, and have taken its response into account in our evaluation.

     Possession of this report, or a copy thereof, does not carry with it the right of publication, nor may it be used for any purpose by any but the assignor without the previous written consent of the appraiser or the assignor and in any event only with proper qualifications. This appraisal is not to be construed as an offer to sell the subject property or as a solicitation of an offer to buy said property. Neither is this appraisal intended for use as a business plan in connection with the securing of financing or the financial restructuring of the subject business. It is offered solely as an independent study of the fair market value of the subject property, combining the technical competence and the experienced judgement of the staff of Kagan Media Appraisals, Inc. The final estimate of value cited in this report is a result of our independent conclusions based on the assumptions, analyses and discussions contained in the following pages.

     Unless previous written arrangements have been made, neither Kagan Media Appraisals, Inc., nor any officer of Kagan Media Appraisals, Inc. is required to give testimony or attendance in court, pre-trial proceedings or arbitration by reason of having made, or participated in, this report.

     The reader is advised that this Statement of Limiting Conditions and the accompanying introductory pages are an integral part of the final report, which contains the details of our analyses and all necessary documentation to support valuation conclusions.

Signed:  /s/ Robin Flynn
         ____________________________________________
         Kagan Media Appraisals, Inc. /Robin V. Flynn


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

RESTRICTIONS UPON DISCLOSURE AND USE
--------------------------------------------------------------------------------

     Neither all nor any part of the contents of this report, especially any conclusions as to value, or the identity of Kagan Media Appraisals, Inc. and its affiliates, shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of the undersigned.


Signed:  /s/ Robin Flynn
         _____________________________________
         Kagan Media Appraisals/Robin V. Flynn


--------------------------------------------------------------------------------

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

QUALIFICATIONS OF THE APPRAISER
--------------------------------------------------------------------------------

     PAUL F. KAGAN is a financial analyst, consultant, investment manager and publisher of appraisal commentaries and analytical newsletters serving the communications and entertainment industries.

     He has been engaged in this business since February 1969, when he formed Paul Kagan Associates, Inc., in Rockville Centre, New York. Offices were moved to Carmel, CA, in 1978. The Kagan group of companies includes Paul Kagan Associates, Inc. (publishing), Kagan Seminars Inc. (seminars), Kagan Capital Management, Inc. (investment management) and Kagan Media Appraisals, Inc. (appraisals and strategic consulting).

     Prior to forming PKA, Paul Kagan was a security analyst specializing in broadcasting and cable TV for E.F. Hutton & Co. in New York. In the past he has also contributed numerous articles on investments and finance to such popular publications as Barron's, the Dow Jones financial weekly.
                --------

     Earlier, he was employed in executive positions with CBS, Inc., and WOR-FM in New York.

     Mr. Kagan is a fellow of the Financial Analysts Federation, a member of the New York Society of Security Analysts and an associate member of the Broadcast Financial Management Association.

     PKA publishes over 40 newsletters on various communications and media disciplines, including CABLE TV INVESTOR, BROADCAST INVESTOR, CABLE TV BANKER/BROKER and BROADCAST BANKER/BROKER. Since 1969, it has published CABLE TV INVESTOR, the only continuing publication analyzing the value of public and private cable TV companies.

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

QUALIFICATIONS OF APPRAISER (Continued)
--------------------------------------------------------------------------------

     For 27 years, Mr. Kagan and his staff have appraised over $26 billion worth of media properties on contract assignment. In addition, the Kagan Newsletters have analyzed public and private companies, on at least a quarterly basis, totaling hundreds of billions of dollars.

     Mr. Kagan is a graduate of Hunter College of the City University of New York, where he majored in communications. He also studied accounting at the New York University Graduate School of Business Administration.

     Mr. Kagan and his analyst team have, for the past 23 years, conducted seminars for corporate executives and public officials on communications and media topics.


     ROBIN V. FLYNN is Vice President of Kagan Media Appraisals, Inc. Prior to joining the firm in 1988, she was employed with the Overseas Private Investment Corporation (OPIC) in Washington, DC, where she analyzed the revenue-generating ability of proposed overseas investment projects. Earlier, she worked with Scudder, Stevens & Clark, an investment counsel firm in Boston, MA, in developing an international investment fund for Canadian institutional investors.

     Ms. Flynn holds a Bachelor of Arts degree from Duke University, a Certificate in Contemporary French Studies from the Sorbonne in Paris, and an MBA in Finance from the Monterey Institute of International Studies.


-------------------------------------------------------------------------------
PREPARED FOR: JONES INTERCABLE          7          KAGAN MEDIA APPRAISALS, INC.

PURPOSE OF THE APPRAISAL
--------------------------------------------------------------------------------

     The purpose of this appraisal is to estimate the current fair market value of the Manitowoc, Wisconsin cable TV system.

     Market value for purposes of this report is the definition recommended by the United States Internal Revenue Service:

     "The fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts."


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

THE APPRAISAL PROCESS
--------------------------------------------------------------------------------

     The valuation of a business is generally done by use of one or more of the following three approaches:

     l.  Cost approach
     2.  Market Data (comparability) approach
     3.  Income approach

     Under certain circumstances, it is not always possible to apply all of the aforementioned approaches to value, due to special purpose or use characteristics of a given business.

COST APPROACH

     Under this method, value is derived by estimating the replacement cost of the equipment, building and other improvements owned by the subject business, based on current prices for labor and materials and latest construction techniques. To this total might be added a cost factor for obtaining the government licenses required to engage in the subject business. Kagan Media Appraisals, Inc. does not employ this approach in its fair market valuations unless specifically requested to do so.

MARKET DATA (COMPARABILITY) APPROACH

     A value estimate by this method is derived by direct comparison of the subject business with other companies of similar size or type that are currently, or have been recently, offered for sale. Kagan Media Appraisals, Inc. typically uses this methodology in its appraisals.


--------------------------------------------------------------------------------
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

THE APPRAISAL PROCESS (Continued)
--------------------------------------------------------------------------------

INCOME APPROACH

     This technique relates the evaluation of a property to its ability to generate income over a specified investment period. The value to the owner of this "earning expectancy" must be compared with the value of other investments the owner might otherwise make. Because the value is expressed as a capitalized rate of income, the income stream of the subject business is of vital importance to the appraiser.(1)

     The value estimate under this approach is developed by first determining the current income level of the subject business, then projecting growth rates for the span of years in which the investment is expected to be returned, discounting future income by an imputed rate based on cost-of-money factors. Finally, the total valuation is yielded by the sum of present values to be generated in each of the years counted.

     This method of calculation is normally applied to "operating income," or, in the lexicon of many entrepreneurs in the marketplace, "cash flow." The latter term consists of operating revenue minus operating expense, and does not include deductions for depreciation, interest, or income taxes.

     Kagan Media Appraisals, Inc. typically uses this methodology in its appraisals, in the form of discounted cash flow projections.

----------------------------------
     (1) "In order to value the property, it is necessary to forecast its earnings expectancy. The past earnings expectancy of the subject property and/or of comparable properties, adjusted for such trends and circumstances as can be foreseen as of the valuation date, is projected into the future...The valuation of the investment property is based on the principle that, as of the valuation date, the value is equivalent to the series of future net returns.
The present worth calculation is based on the principle that an investor, buying the subject property, expects 1) either to preserve the amount of his original investment or to recover the consumer portion therefore out of earnings and/or any terminal sale of assets and 2) to receive the equivalent of any annual remunerative yield rate being high enough to compensate him for the investment risk involved."
          --  Opinion of the College of Fellows, American Society of
Appraisers, published in the June 1975 edition of VALUATION journal, p. 87.
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

VALUATION THEORY USING DISCOUNTED CASH FLOW ANALYSIS
--------------------------------------------------------------------------------

     The time value of money means that a dollar one year from today is "worth" less than a dollar today. This is due, in part, to inflation, because the buying power of tomorrow's dollar will likely be less than it is today.

     Future dollars are worth less than present dollars, however, for another, perhaps more important reason: the existence of the interest rate, or cost-of-money factor, in the leveraging of a business enterprise.

     Put more simply: one dollar invested in a risk-free instrument, such as a savings bank or a government security, will earn a given amount of interest over a certain period of time. Thus, the same dollar invested in a business enterprise "loses" value over time unless the business "returns" dollars at a rate at least equal to that which would have been enjoyed in the alternate investment.

     Because the business likely will entail risk of considerable nature, the ultimate "rate of return" must be substantially better than that paid by the risk-free instrument.

     Suppose, for example, a person deposits $1,000 in a bank that pays 7% interest compounded quarterly, and both principal and interest are left in the account over 10 years. At the end of 10 years, the original $1,000 will have doubled, to $2,001. That's an effective annual rate of return of 7.2%.

     If, instead, the investor had placed his $1,000 in a more speculative account--say, by acquiring equity ownership of a cable TV system or radio station--the average annual rate of return would have to be considerably higher than 7.2% to warrant taking the risk. How long should the investment return period be, so that the average rate of return is desirable?


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

VALUATION THEORY USING DISCOUNTED CASH FLOW ANALYSIS
(Continued)
--------------------------------------------------------------------------------

     It is the appraiser's experience that media investors typically seek return-on-investment within approximately 10 years. Such rates of return enable them to obtain returns on equity of as much as 50% annually, through the use of leverage.

     The form of the return is at the heart of every buy-sell negotiation. For it is not the percentage of net profit to equity that concerns the media investor. Rather, it is the percentage of operating profit to equity. This operating profit is also called "cable cash flow" because it differs from true accounting cash flow. Cable cash flow is depreciation and amortization, interest and income taxes added back to net income.

     Entrepreneurs use this variation of cash flow to distinguish among properties because it tends to make one potential investment easier to compare to another.

     In the media, many properties are purchased on "terms," i.e., over a number of years with installment payments and varying interest rates, or other payment schedules with certain contingencies. And because individuals and corporations also have varying tax rates, the amount of taxes paid takes the media investor further away from reasonable comparisons. In addition, capitalizations of companies vary, yielding widely disparate financial operating characteristics.

     In order to determine how a business is really performing in its day-to-day operation, cable investors go directly to operating income (cable cash flow) to make their comparisons. It is this line that is expected to grow, and it is this line on the income statement that they look to for their return on investment.


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

VALUATION THEORY USING DISCOUNTED CASH FLOW ANALYSIS
(Continued)
-------------------------------------------------------------------------------


           In order to determine the cash flow potential of a (cable) system, the appraiser must perform the following functions:

           l. Compute a projected growth of absolute cash flow over a given investment payback period.

           2. Compute a projected rate of inflation, to reduce future cash flows to present value.

           3. Discount future cash flow utilizing present-value factors widely published in financial handbooks.

          The result of these steps is the accumulation over a set period of years of "discounted cash flow," the amount of real income that will be counted as the "return" against the investment.

          To say it another way, the value of the business is equal to the
                                 -----------------------------------------
cumulative discounted cash flow (future income stream) to be generated by the
-----------------------------------------------------------------------------
business over the desired investment payback period.
----------------------------------------------------


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PREPARED FOR: JONES INTERCABLE            13        KAGAN MEDIA APPRAISALS, INC.

                       VALUATION OF MANITOWOC, WISCONSIN
                                CABLE TV SYSTEM
--------------------------------------------------------------------------------


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

DESCRIPTION OF SUBJECT MARKET
--------------------------------------------------------------------------------

          The City of Manitowoc is located in east central Wisconsin, 38 miles southeast of Green Bay and 79 miles north of Milwaukee. It is located on Lake Michigan, and has a small harbor which is used primarily for yachting and car ferrying services across the lake between Wisconsin and Michigan. The City is a regional manufacturing, transportation and retail center in that part of Wisconsin. The City has been oriented historically toward maritime activities stretching all the way back to the launching of wooden sailing ships on Lake Michigan in 1847. 28 submarines were built here during World War II. Even today, there is a small facility which produces Berger luxury yachts and a 250-slip marina, which is popular with sport fishermen.

          Manitowoc's population was on an upward trend during the 1970's and then flattened. The Bay-Lake Regional Planning Commission 1992 Annual Report stated that the eight-county region including Manitowoc grew at a rate equal to the state's growth between 1950 and 1991 (43%), whereas Manitowoc County grew at about half this rate (20%). One significant trend noted in the report was the smaller size of the average household unit. Thus, even though population in Manitowoc declined by 3.3% between 1980 and 1990, the number of households increased by 3.6%. The population grew by an estimated 2.1% from 1990 through 1995, increasing from 32,520 to an estimated 33,208. The population is estimated to have increased from 33,208 to 33,253 between 1995 and 1996. By 2000, the population is estimated by one source (Claritas, Inc.) to increase to 33,793. This would mean an increase of 1.8% over the next five years. Another source estimates that the population will climb to 37,000 from an estimated 1995 population of 34,000 ("Manitowoc Public Utilities Water Demand Projections to the Year 2015," July 1993). This higher projection was based on the ease of expansion in the city, improved transportation and communications facilities and the desirability of living in non-congested areas such as Manitowoc.

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

DESCRIPTION OF SUBJECT MARKET (CONTINUED)
--------------------------------------------------------------------------------

This higher projection would mean a total increase of 8.8% from 1995-2000, or a compound growth rate of 1.71% annually.

           Manufacturing is a major contributor to the economy. The major employers are:

             NAME OF EMPLOYER;     NUMBER OF EMPLOYEES
            ------------------------------------------
             Mirro                     1,700
             Holy Family MMC           1,000
             Manitowoc County            996
             Manitowoc Company           989
             MTWC School                 900
             Dayco/Imperial Eastman      617
             Goetze                      574
             City of Manitowoc/MPU       450
             Lakeside Foods              340
             ECK Industries              330

                (C) 1996 Kagan Media Appraisals, Inc.


          In Manitowoc County, the unemployment rate is 4.9% out of a total labor force of 42,200. Among the 32,500 employed nonagricultural wage and salary workers, 11,900 are in manufacturing and 20,600 are in non-manufacturing activities. The City reports that unemployment declined by 200 from September, 1995 to August, 1996. This is a decline of 25% in this economic indicator.

          While there are no apparent major expansions, management reports numerous minor expansions by local businesses and in the community's industrial park. The area is not dependent on any military installations.

          According to the 1990 Census, the per capita income of Manitowoc was $12,350. The city's average household income was $30,187, and its median family income (family of four) was $31,709. This is significantly lower in all three categories than the 1994 figures for the State of

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
DESCRIPTION OF SUBJECT MARKET (Continued)
--------------------------------------------------------------------------------

Wisconsin. Those were as follows: per capita income of $15,645, average household income of $41,762, and median family income of $35,849.

          One source projects that households will grow by 2.9% between 1995 and 2000 in Manitowoc, that per capita income will increase by 26.5%, average household income by 23.5%, and median family income by 16.4%. Household income and wealth is estimated to have changed as follows from 1995 to 1996:

             CATEGORY                1995      1996
             --------------------------------------
                                      ($)       ($)

             Average HH income     39,615    38,583
             Median HH income      30,129    30,242
             Avg. Family HH        49,061    48,010
             Med. Family HH        39,624    40,094
             Avg. HH wealth       123,734   125,466
             Med. HH wealth        65,811    66,264

        Source: Claritas, Inc. 1996 Household Trend Report


HOUSING GROWTH

          Housing growth for the cable system's service area was projected using a combination of actual housing growth from 1992 through August, 1996, the housing growth estimates in the "Manitowoc Public Utilities Water Demand Projections," and the household growth forecast from Claritas, Inc.

          The system reported the homes in its franchise area as follows:

             1991     1992     1993      1994      1995   AUG. 1996
        ---------------------------------------------------------------

           15,241   15,553   15,567    16,190    16,269      16,481


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

DESCRIPTION OF SUBJECT MARKET (Continued)
--------------------------------------------------------------------------------

          Therefore, during the more than 4.67-year period from 1991 to August, 1996, the system's franchise area experienced compounded average annual growth in homes of 1.69%.

          The Claritas, Inc. Household Trend Report for the City of Manitowoc reports 13,144 households, based on the 1990 census. The report estimates 1996 households at 13,825. This represents an estimated compounded average annual growth of 0.85%. For the year 2001, this Report forecasts 14,237 homes, for a compound annual growth rate of 0.59% over the next five years.

          The "Manitowoc Public Utilities" study estimated 1995 dwelling units within the City at 14,225. This would imply a growth rate since 1990 of 1.59% annually. That study projects 14,600 homes by the year 2000. This is a growth rate of 0.52% per year. This is in line with the forecast by Claritas.

          The estimated increase in households from 1995 to 1996 was from 13,560 to 13,825. (Source: Claritas, Inc.) This is an increase of 1.9%. In both its 1995 and 1996 estimates, Claritas continues to forecast growth in housing of only 0.58% per year through 2001. Another source projects that households will grow at an annual rate of 1.06% from 1995-2000 (Equifax National Decision Systems, February 1996). Local management reports that homes passed grew from 16,300 in April, 1995 to 16,481 by August, 1996. This is a growth rate of approximately 0.56%.

          Both these estimates are well below the growth rate reported by system management over the past four years and eight months. The major reason for this could be that the system's service area includes five smaller towns in the suburbs of Manitowoc, which are included in the figures reported by management. Since these towns are not under the ownership of the company, and are to be excluded from the appraisal, we find it prudent to rely on the lower projections by both


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

DESCRIPTION OF SUBJECT MARKET (Continued)
--------------------------------------------------------------------------------

Claritas and the "Manitowoc Public Utilities" study, particularly since the estimates by each are so close. In addition, one of the projections for the next five years is virtually identical to the rate reported by local management over the past 16 months. Therefore, we assume that housing in the area will grow at an annual rate of 0.58%.


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PREPARED FOR: JONES INTERCABLE          19          KAGAN MEDIA APPRAISALS, INC.

DESCRIPTION OF SUBJECT BUSINESS
--------------------------------------------------------------------------------


          The Manitowoc cable system consists of approximately 208 miles of plant, only about 20 miles of which is underground. The channel capacity is 400 MHZ throughout the plant. The system was originally constructed in 1980-81 and purchased by Jones in the late 1980s. The five smaller franchises were added to the system in the late 1980s.

CASH FLOW ALLOCATION

          The five smaller franchises were sold to another company, Crown Media, in late 1991. Crown then sold these systems to Marcus Cable in early 1995. Management reports that Marcus obtained renewals of these franchises in late 1995.

          The Manitowoc system was supposed to be part of the sale to Crown, but the City refused to approve the transfer of the franchise, which led to the company's litigation with the City. Therefore, at the present time, although the five smaller franchises are operationally part of the Manitowoc system, they are not owned by the company. Their results are included in all the financial statements and budgets for the Manitowoc system. Since 1991, the company has had an arrangement with the owner of these systems whereby the company is reimbursed for all capital expenditures in those five towns, and the company makes a monthly allocation of system operating income to these systems. These five franchises account for about 698 subscribers. The operating income allocation has been in the range of 3.62-4.13% of system operating income.


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PREPARED FOR: JONES INTERCABLE          20          KAGAN MEDIA APPRAISALS, INC.

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FRANCHISE STATUS

          Management obtained a one-year extension of the franchise at the end of 1995, under a 1994 settlement of litigation begun in 1991. Management reports that the City has tentatively agreed to a 5-year renewal to be approved in mid-November. Management reports that it believes the franchises for the five smaller systems were renewed by Marcus Cable.

PROGRAMMING ADDITIONS

          All of the system's 52 channels are presently being used.   As part of
the arrangement for franchise renewal, the City would turn back to the operator three of the seven access channels presently allocated for the City's use. At the same time, management plans to drop carriage of two of the Milwaukee television stations to free up two more channels. These stations are duplicates of network affiliates from Green Bay which are carried on the system.

          Management intends then to add three popular satellite services. One of these is Product Information Network, which remits a percentage of its revenues from home shopping orders back to the system. Management plans to preview other popular satellite services and let subscribers "vote" their preference by calling an 800 number. However, management presently has no plans to rebuild the system to add channel capacity.

TECHNICAL CONFIGURATION

          The system consists of a single headend. It is located at the office, which is owned by the company. The off-air signals are received on a 400-foot tower located in the town of Newton about five miles from the office. Those signals are then transmitted to the headend via supertrunk.


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PREPARED FOR:  JONES INTERCABLE          21         KAGAN MEDIA APPRAISALS, INC.

--------------------------------------------------------------------------------

There are three active and two standby satellite receive-only antennas, all of which are located at the office. The office building is concrete block and there is ample space for expansion of the headend. The system has no fiber optic cable deployed. Therefore, there is little likelihood of the system beginning to lease fiber capacity to other users or to provide local area network services in the future unless management to rebuild the system with fiber optics. However, there is an extensive institutional network on a separate cable which connects all the schools. The network is activated two-way with the bandwidth being mid-split. The institutional cable is about 10 miles.

          The system is fully addressable. However, of the five per-channel pay services, only two use addressability (Cinemax and The Movie Channel). The other three (HBO, Showtime and Disney) utilize positive and negative traps for security. Management removed those channels from the addressability due to complaints from owners of cable-ready television sets who did not think they needed a converter. In addition, the Oak TC-56 converters are of an older vintage. They are fairly large and not particularly attractive, which added to complaints. Nevertheless, the addressability function is used for pay-per-view services, though the base of addressable homes has shrunk with the shift to trapping for the three major premium services.

COMPETITION

          Management reports that the system passes all of the 16,481 homes in the franchise area. As previously discussed, growth in homes passed is expected to average about 0.58% per year during the projection period, reaching 17,500 in 2006. The system is not presently threatened by competition, although management has seen some impact from direct broadcast satellite services (about 125 customer losses). DBS has been available in the area since August-September of


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PREPARED FOR: JONES INTERCABLE          22          KAGAN MEDIA APPRAISALS, INC.

-------------------------------------------------------------------------------

1994. There are MMDS services in Appleton and Green Bay, each offering about 15-20 channels. But, because of the distance from Manitowoc, their signals are not a factor. The local telephone company, Ameritech, has made no moves to apply for video dial tone service in the area, and management reports no evidence of Ameritech's placing fiber in their local loop. The system's service area has no other cable operator, and no other franchises have been granted in the area, despite talk by the City during the franchise-related litigation about overbuilding the system.

PENETRATION

          With the uncertainties created by rate reregulation, along with the negative press about the difficult franchise litigation with the City, largely behind it, management is now focusing on remarketing its services. The system has done well in raising basic penetration following the litigation. Television broadcast signals from Milwaukee are marginal, due to the distance. But the system is in the Green Bay-Appleton ADI, and the off-air signals are receivable from Green Bay with a good rooftop antenna. Therefore, a focused marketing
effort is important.   Because of this, management has used door-to-door sales
since 1994 with generally excellent results. It has had little or no success with direct mail. It has also made occasional use of both radio and newspaper advertising. The most successful promotion was a free installation and two months for the price of one. This was launched with a simultaneous audit of system subscribers, which was also successful. Management has also utilized an "instant install" campaign with $10 worth of canned goods to be donated to a local charity.


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PREPARED FOR: JONES INTERCABLE          23          KAGAN MEDIA APPRAISALS, INC.
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DESCRIPTION OF SUBJECT BUSINESS (Continued)
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          The system has managed to maintain, and even improve upon, the penetration gain it made in 1994. For 1995, basic penetration was 70.3%, up from 68.9% in 1994. As of August, 1996, it had slipped negligibly to 69.9%.

          There is no discounting of monthly rates. The only discounting is free installation or free converters (after the first one) for senior citizens. The penetration of pay services in this system, with its basic penetration in the 70 percent range, is about average for such systems.

          As subscriber confusion from FCC-mandated rate adjustments, and the adverse press from the franchise litigation dissipates, it is reasonable to expect that the system will be able to gradually increase its penetration throughout the forecast period. The success of the 1994 marketing campaign in increasing basic penetration from 63.2% to 68.9%, and management's ability in 1995-1996 to hold these gains, is evidence of this.

RATES
          The City of Manitowoc certified to regulate the system's rates for the 25-channel basic service pursuant to the rules of the FCC. As a result, the system restructured its rates but was not required to take the first rate reduction required by the FCC's benchmarks in September, 1993. However, the system was required to take the second round of FCC rate reductions in September, 1994, and reduced the monthly rate by $2.09.

          The City also filed a complaint at the FCC regarding the rates for the system's cable programming services tier ("Satellite Tier Service"), so this monthly rate is also regulated. Therefore, any increase in rates for either tier of basic service, can only be made in accordance with FCC rules.


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PREPARED FOR: JONES INTERCABLE          24         KAGAN MEDIA APPRAISALS, INC.

-------------------------------------------------------------------------------

          The monthly rate for the limited basic service of 25 channels is $11.08 in the City of Manitowoc. For the 21-channel "Satellite Tier," the rate is an additional $9.58, making the total for Full Basic Plus $20.66. The system implemented a rate increase of $0.80 to cover inflation effective March 1, 1995. Management plans to implement a rate increase of $1.95 per month on March 1, 1997. The plan is to have the five new channels previously discussed added before then. In addition, they will begin "passing through" the franchise fee of 5%, rather than including it in the monthly rate. Given the current regulatory climate, the average basic monthly rate is assumed to grow after 1997 at the rate of 5% per year to $33.95 by 2006.

          Installation rates are $35.00 for the first outlet in homes with no existing cable, and $13.10 for each additional outlet at the time of initial installation. The rate of churn declined from 24.5% in 1992 to 14.9% in 1993, but rebounded to 15.9% in 1994. It jumped from 15.9% in 1994 to 24.2% in 1995 but has declined somewhat to an annual rate of 21.2% in 1996. Given the stable nature of the market, we are projecting that churn will remain fairly constant for the projection period. Through the necessary efforts of management and no expectations for drastic changes in the stable nature of this market, annual churn is expected to stabilize at the 1996 level of 21.2%.

          The reported installation revenue and total installs, however, show that the effective installation rate dropped from $15.18 in 1994 to $10.77 in 1995. It rebounded somewhat to $11.66 through August, 1996. This indicates that the installation rate is being discounted or dropped for promotional purposes.


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PREPARED FOR: JONES INTERCABLE          25         KAGAN MEDIA APPRAISALS, INC.

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PAY SERVICES

          The system offers five premium channels: HBO, Showtime, Cinemax, The Movie Channel and Disney. The premium services are provided on an a la carte basis at $9.95 per month for all but Disney, which is $7.95. There is discounting for packages of premium services. The discounts range between $2.00-6.00 for two services, $9.00 and higher for three services, $11.80 and higher for four, and $12.75 for five.

          Total pay units increased from 4,328 in 1992 to 7,726 in 1995. It had declined somewhat to 7,337 by August, 1996. Even with the fairly sizable gain in basic subscribers from 1992-1995, the system's pay-to-basic ratio also increased from 46.3% to 68.4%. The continued success of the aggressive discount packages and marketing efforts should enable the system to continue gradually increasing its pay penetration levels. We forecast it to reach 75.0% by 2006.

PAY-PER-VIEW SERVICES

          The system launched its pay-per-view service in 1990. Because the system is addressable, it provides movies as well as wrestling and boxing events. With the shift to traps for three of the premium services, addressable homes declined from 5,184 in 1992 to 4,717 in 1995. It declined further to 4,539 in August, 1996. We believe, however, that with continued promotion of pay-per-view events, along with more attractive offerings, there could be a return to the system's earlier 1993 level of addressable homes. Therefore, we forecast the percentage to climb back to 50% over the next four years and remain at that level throughout the remainder of the projection period.

          From 3,128 pay-per-view buys in 1992, the total number of buys increased to 3,892 pay-per-view buys in 1993, but declined to 3,529 in 1994 and remained flat at 3,507 in 1995. Through


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PREPARED FOR: JONES INTERCABLE          26         KAGAN MEDIA APPRAISALS, INC.

--------------------------------------------------------------------------------

August, 1996, it rebounded to 3,071, which is an annualized rate of 4,606. This increase occurred despite the decline in the number of addressable homes. Therefore, we expect continued steady gains in the number of buys by the end of the forecast period. The pricing will continue to be in the range of $3.95 for movies and $14.95-$35.00 for events. The continuation of popular events should enable the system to gradually increase its monthly buy rate from the 1994 level of 6.0% into the 28% range by 2006. Given these projected increases in the buy rate, we believe that moderate increases in the average price per buy of 4.0% annually are reasonable, so that the average reaches $14.92 in 2006.

ADVERTISING

          Local advertising is a significant and increasing source of revenue. It is expected to continue growing during the period of the projections as cable continues to prove it is a cost-effective medium for advertisers. While the monthly revenue per subscriber has declined slightly from $1.88 to $1.69 from 1992 to 1994, it climbed in 1995 to $2.12, well above its 1992 level. This may be due in part to the elimination of the uncertainty and negative press surrounding the franchise litigation with the City. The system does ad insertion on 10 satellite channels, in addition to 37 live events per year, including high school and college sports, for the past six years, on its local origination channel. The live sporting events alone account for about $35,000 in annual advertising revenue. The system's mobile production van is connected to the institutional network for these purposes. Since 1991, the system has had a sales manager and two full-time account representatives.


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PREPARED FOR: JONES INTERCABLE          27          KAGAN MEDIA APPRAISALS, INC.

--------------------------------------------------------------------------------

          The continuation of the sales, promotion and local programming efforts could well sustain further growth in advertising sales. There are no other video outlets for advertisers who wish to concentrate on the Manitowoc market. Therefore, we have projected modest increases in the monthly advertising revenue per subscriber of 10% annually from its August 1996 level of $1.44. It reaches $3.74 in 2006.

HOME SHOPPING

          The system has carried a single home shopping channel, Home Shopping Network, since 1988. Revenue from HSN remained fairly constant at $0.10-.11 per subscriber per month in 1992-4. In 1995, it reached $0.15. We believe that, despite the seasonal dip reflected in the numbers through August, 1996, this revenue stream will increase gradually from its 1996 monthly rate of $0.10. While the amount is uncertain, there should be additional revenue derived from the Product Information Network which management will be adding to the system once the City relinquishes three of its access channels. Therefore, we believe it is justified to forecast modest increases of 5.0% per year, so that the revenue reaches $0.16 per subscriber per month in 2006.

OTHER REVENUE

          The system derives additional revenue from commercial accounts with bars, restaurants, motels and other multiple-unit buildings. Late fees, remote control sales and converter rentals were also major contributors to this revenue stream. "Other" revenue has decreased slightly as a percentage of basic revenue, with the significant increase in basic subscribers from 1992 to August, 1996. It declined from 5.8% in 1992 to 5.0% in 1994 and 4.9% in 1995. We expect this


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PREPARED FOR: JONES INTERCABLE          28          KAGAN MEDIA APPRAISALS, INC.

-------------------------------------------------------------------------------

revenue to increase at a modest rate of 5.0% annually, with the increases in subscribers and basic revenue. This amount as a percentage of basic revenue will decline very gradually over the remainder of the projection period. It reaches about $233,000 in 2006.

          Total cable revenue declined to $27.83 per subscriber per month in 1994. With the increase of $0.80 in the monthly rate for the full basic service, combined with the other revenue increases previously discussed, total cable revenue per subscriber increased slightly to $28.47 in 1995. It has remained very close to that level through August, 1996. The combination of expected growth in homes passed, steady gains in basic penetration, modest rate increases, and some continued growth in pay-per-view, advertising sales and home shopping, is projected to raise total cable revenue to nearly $7.8 million in 2006, or $50.42 per subscriber per month. This is an average gain of 5.9% annually over the ten-year forecast period.

          The system derives no revenues from leasing of fiber capacity because of the lack of fiber deployment. Management has no plans to install fiber, since there are no plans to rebuild the system. Therefore, we are projecting no revenues from fiber leasing or any networking services.


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PREPARED FOR: JONES INTERCABLE          29          KAGAN MEDIA APPRAISALS, INC.

10-YEAR CASH FLOW PROJECTIONS
------------------------------------------------------------------------------------------------------------------------------

    Manitowoc, Wisconsin                    1992       1993       1994       1995      08/96       1997       1998       1999
 3  HOMES IN FRANCHISE AREA      (000)      15.6       15.6       16.2       16.3       16.5       16.6       16.7       16.8
 4  HOMES PASSED                 (000)      15.5       15.5       16.2       16.3       16.5       16.6       16.7       16.8
 5  % HP IN FRANCHISE AREA                   100%       100%       100%       100%       100%       100%       100%       100%
 6  PCT PENETRATION                         60.9%      63.2%      68.9%      70.3%      69.9%      71.0%      72.0%      73.0%
 7  TOTAL BASIC SUBS             (000)       9.4        9.8       11.1       11.4       11.5       11.8       12.0       12.2
 8  AVERAGE BASIC SUBS           (000)       9.4        9.6       10.5       11.3       11.5       11.7       11.9       12.1
 9  AVG MONTHLY RATE                $      22.57      22.44      20.13      19.97      20.26      21.89      22.98      24.13
10  REVENUE/SUBSCRIBER              $     270.78     269.29     241.61     239.65     243.15     262.65     275.78     289.57
11  BASIC SERVICE REVENUE        (000)  $2,533.3   $2,594.3   $2,532.5   $2,705.6   $1,860.8   $3,061.6   $3,278.1   $3,510.4
12
13  NEW BASIC                    (000)       0.2        0.4        1.3        0.3        0.1        0.2        0.2        0.2
14  BASIC CHURN                  (000)       1.8        1.9        1.8        3.0        1.8        2.5        2.5        2.5
15  RATE OF CHURN                           24.5%      14.9%      15.9%      24.2%      14.2%      21.2%      21.2%      21.2%
16  TOTAL INSTALLS               (000)       2.0        2.3        3.1        3.3        1.9        2.7        2.7        2.8
17  EFFECTIVE INSTALL RATE          $      15.25      18.39      15.18      10.77      11.66      12.24      12.85      13.49
18  INSTALL REVENUE              (000)  $   30.9   $   41.5   $   47.0   $   35.5   $   22.2   $   33.0   $   35.0   $   38.0
19
20  TOTAL BASIC REVENUE          (000)  $  2,564   $  2,636   $  2,580   $  2,741   $  1,883   $  3,093   $  3,313   $  3,548
21
22  PAY % AVG SUBS                          46.3%      55.4%      68.8%      68.4%      63.9%      66.0%      67.0%      68.0%
23  AVERAGE SUBSCRIBERS          (000)       4.3        5.3        7.2        7.7        7.3        7.7        8.0        8.2
24  MONTHLY RATE                    $       9.07       7.60       6.23       6.90       7.73       8.04       8.36       8.70
25  REVENUE/SUBSCRIBER              $        107         91         75         83         93         96        100        104
26  PAY SERVICE REVENUE          (000)  $  471.3   $  486.4   $  539.0   $  639.3   $  453.8   $  742.3   $  799.3   $  860.5
27
28  AVG ADDRESSABLE SUBS         (000)       5.2        4.9        4.9        4.7        4.5        4.8        5.3        5.9
29  % ADDRESSABLE SUBS                      54.9%      50.0%      44.2%      41.2%      39.4%      41.0%      44.0%      48.0%
30  PPV CUME MO. BUY RATE                    5.0%       6.6%       6.0%       6.2%       8.5%      10.5%      12.5%      14.5%
31  TOTAL PPV BUYS               (000)       3.1        3.9        3.5        3.5        3.1        6.1        7.9       10.2
32  AVERAGE PRICE/BUY               $       9.69       8.37       8.61      10.87       10.8      10.48      10.90      11.34
33  TOTAL PPV REVENUE            (000)  $   30.3   $   32.6   $   30.4   $   38.1   $   31.0   $   63.0   $   86.0   $  116.0
34  PPV REV/SUB/MO                  $       0.27       0.28       0.24       0.28       0.34       0.45       0.60       0.79
35
36  AD REVENUE/SUB/MO               $       1.88       1.66       1.69       2.12       1.44       1.58       1.74       1.92
37  AD REVENUE/SUB                  $      22.60      19.91      20.30      25.39      17.29      19.01      20.92      23.01
38  TOTAL AD REVENUE             (000)  $  211.4   $  191.8   $  212.8   $  286.6   $  132.3   $  222.0   $  249.0   $  279.0
39
40  HOME SHOPPING REV/SUB/MO        $       0.11       0.11       0.10       0.15       0.10       0.10       0.11       0.11
41  HOME SHOPPING REV/SUB           $       1.30       1.33       1.15       1.74       1.19       1.25       1.31       1.38
42  TOTAL HOME SHOPPING REV      (000)  $   12.1   $   12.8   $   12.0   $   19.7   $    9.1   $   15.0   $   16.0   $   17.0
43
44  OTHER REVENUE                (000)  $  145.8   $  141.4   $  126.7   $  132.4   $   95.4   $  150.0   $  158.0   $  166.0
45  % BASIC REVENUE                          5.8%       5.4%       5.0%       4.9%       5.1%       4.9%       4.8%       4.7%
46
47  TOTAL CABLE REVENUE          (000)  $3,435.1   $3,500.8   $3,500.6   $3,857.2   $2,604.6   $4,286.0   $4,621.0   $4,986.0
48  TOTAL REV/SUB/MONTH             $      30.60      30.28      27.83      28.47      28.36      30.65      32.39      34.27
49
    Manitowoc, Wisconsin            2000       2001       2002       2003       2004       2005       2006   GTH. RATE
 3  HOMES IN FRANCHISE AREA         16.9       17.0       17.1       17.2       17.3       17.4       17.5    0.6%
 4  HOMES PASSED                    16.9       17.0       17.1       17.2       17.3       17.4       17.5    0.6%
 5  % HP IN FRANCHISE AREA           100%       100%       100%       100%       100%       100%       100%   0.0%
 6  PCT PENETRATION                 73.5%      74.0%      74.0%      74.0%      74.0%      74.0%      74.0%   0.6%
 7  TOTAL BASIC SUBS                12.4       12.6       12.6       12.7       12.8       12.8       12.9    1.2%
 8  AVERAGE BASIC SUBS              12.3       12.5       12.6       12.7       12.7       12.8       12.9    1.2%
 9  AVG MONTHLY RATE               25.34      26.60      27.63      29.33      30.80      32.34      33.95    5.3%
10  REVENUE/SUBSCRIBER            304.05     319.25     335.21     351.97     369.57     388.05     407.45    5.3%
11  BASIC SERVICE REVENUE       $3,745.6   $3,982.7   $4,220.3   $4,457.1   $4,707.1   $4,971.1   $5,249.9    6.6%
12
13  NEW BASIC                        0.2        0.2        0.1        0.1        0.1        0.1        0.1   -3.4%
14  BASIC CHURN                      2.6        2.6        2.7        2.7        2.7        2.7        2.7    1.2%
15  RATE OF CHURN                   21.2%      21.2%      21.2%      21.2%      21.2%      21.2%      21.2%   0.0%
16  TOTAL INSTALLS                   2.8        2.8        2.7        2.8        2.8        2.8        2.8    1.1%
17  EFFECTIVE INSTALL RATE         14.17      14.88      15.62      16.40      17.22      18.08      18.99    5.0%
18  INSTALL REVENUE                 39.0       42.0       43.0       45.0       48.0       50.0       53.0    6.1%
19
20  TOTAL BASIC REVENUE         $  3,785   $  4,024   $  4,263   $  4,502   $  4,755   $  5,021   $  5,303    6.6%
21
22  PAY % AVG SUBS                  69.0%      70.0%      71.0%      72.0%      73.0%      74.0%      75.0%   1.5%
23  AVERAGE SUBSCRIBERS              8.5        8.7        8.9        9.1        9.3        9.5        9.7    2.7%
24  MONTHLY RATE                    9.04       9.41       9.78      10.17      10.58      11.00      11.44    4.0%
25  REVENUE/SUBSCRIBER               109        113        117        122        127        132        137    4.0%
26  PAY SERVICE REVENUE         $  922.8   $  986.0   $1,050.0   $1,113.4   $1,180.8   $1,252.1   $1,327.4    6.8%
27
28  AVG ADDRESSABLE SUBS             6.2        6.3        6.3        6.3        6.4        6.4        6.5    3.9%
29  % ADDRESSABLE SUBS              50.0%      50.0%      50.0%      50.0%      50.0%      50.0%      50.0%   2.7%
30  PPV CUME MO. BUY RATE           16.5%      18.5%      20.5%      22.5%      24.5%      26.5%      28.5%  13.5%
31  TOTAL PPV BUYS                  12.2       13.9       15.5       17.1       18.7       20.4       22.1   18.0%
32  AVERAGE PRICE/BUY              11.79      12.26      12.75      13.26      13.79      14.35      14.92    4.0%
33  TOTAL PPV REVENUE           $  144.0   $  170.0   $  198.0   $  227.0   $  259.0   $  293.0   $  329.0   22.7%
34  PPV REV/SUB/MO                  0.98       1.14       1.31       1.49       1.69        1.9       2.13   21.2%
35
36  AD REVENUE/SUB/MO               2.11       2.32       2.55       2.81       3.09       3.40       3.74   10.0%
37  AD REVENUE/SUB                 25.31      27.84      30.62      33.69      37.05      40.76      44.84   10.0%
38  TOTAL AD REVENUE            $  312.0   $  347.0   $  386.0   $  427.0   $  472.0   $  522.0   $  578.0   11.3%
39
40  HOME SHOPPING REV/SUB/MO        0.12       0.13       0.13       0.14       0.15       0.15       0.16    5.0%
41  HOME SHOPPING REV/SUB           1.45       1.52       1.60       1.67       1.76       1.85       1.94    5.0%
42  TOTAL HOME SHOPPING REV     $   18.0   $   19.0   $   20.0   $   21.0   $   22.0   $   24.0   $   25.0    6.3%
43
44  OTHER REVENUE               $  174.0   $  183.0   $  192.0   $  201.0   $  212.0   $  222.0   $  233.0    5.0%
45  % BASIC REVENUE                  4.6%       4.6%       4.5%       4.5%       4.5%       4.5%       4.4%  -1.5%
46
47  TOTAL CABLE REVENUE         $5,355.0   $5,730.0   $6,108.0   $6,492.0   $6,900.0   $7,334.0   $7,796.0    7.2%
48  TOTAL REV/SUB/MONTH            36.23      38.27      40.43      42.72      45.15      47.71      50.42    5.9%
49

------------------------------------------------------------------------------------------------------------------
PREPARED FOR: JONES INTERCABLE                         30                             KAGAN MEDIA APPRAISALS, INC.

10-YEAR CASH FLOW PROJECTIONS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
    Manitowoc, Wisconsin                     1992       1993       1994       1995      08/96       1997       1998       1999
50  CASH FLOW                     (000)  $1,574.0   $1,576.9   $1,469.6   $1,539.8   $1,108.2   $1,888.0   $2,105.0   $2,346.0
51  OPERATING MARGIN                         45.8%      45.0%      42.0%      39.9%      42.5%      44.0%      45.5%      47.0%
52  CASH FLOW PERCENT INCREASE                           0.2%      -6.8%       4.8%       8.0%      13.3%      11.5%      11.4%
53  CASH FLOW PER AVERAGE SUB            $ 168.24   $ 163.68   $ 140.20   $ 136.39   $ 144.81   $ 162.00   $ 177.06   $ 193.48
54  JONES/CROWN ALLOCATION %                 3.71%      3.62%      3.83%      3.75%      4.13%      3.90%      3.90%      3.90%
55  JONES/CROWN CSH FLOW ALLOC.          $  58.36   $  57.12   $  56.26   $  57.74   $  45.74   $  73.62   $  82.08   $  91.48
56  NET CASH FLOW FOR APPRAISAL          $1,515.6   $1,519.8   $1,413.4   $1,482.1   $1,062.5   $1,814.1   $2,022.6   $2,254.1
57  DISCOUNT %                                                                                        10%
58  DISCOUNT FACTOR                                                                                 1.10       1.21       1.33
59  PRESENT VALUE FACTOR                                                                            0.91       0.83       0.75
60  DISCOUNTED CASH FLOW          (000)                                                         $  1,649   $  1,672   $  1,694
61  CUMULATIVE DISC CASH FLOW     (000)                                                         $  1,649   $  3,321   $  5,014
62  10 YEAR CUM. CASH FLOW        (000)                                                         $ 16,386
63  EXTRAORDINARY CAP.EX.         (000)                                                         $      0   $      0   $      0
64  DISCOUNT %                                                                                         0%        10%        10%
65  DISCOUNT FACTOR                                                                                 1.10       1.21       1.33
66  PRESENT VALUE FACTOR                                                                            0.91       0.83       0.75
67  DISCOUNTED EXT. CAP. EX.      (000)                                                         $      0   $      0   $      0
68  CUMULATIVE DISC EXT CAP EX.   (000)                                                         $      0
69  10 YEAR CUM. NET CASH FLOW    (000)                                                         $ 16,386        9.0 X 97 CF
70                                                                                              $1,514 PER 10,825 SUBS ON 08/31/96

    Manitowoc, Wisconsin             2000       2001       2002       2003       2004       2005       2006   GTH. RATE
50  CASH FLOW                    $2,573.0   $2,810.3   $3,057.0   $3,314.0   $3,591.0   $3,854.0    4,135.0       9.8%
51  OPERATING MARGIN                 48.0%      49.0%      50.0%      51.0%      52.0%     52.55       53.0%
52  CASH FLOW PERCENT INCREASE        9.7%       9.2%       8.8%       8.4%       8.4%       7.3%       7.3%
53  CASH FLOW PER AVERAGE SUB    $ 208.87   $ 225.27   $ 242.80   $ 261.70   $ 281.97   $ 300.84   $ 320.95       8.4%
54  JONES/CROWN ALLOCATION           3.90%      3.90%      3.90%      3.90%      3.90%      3.90%      3.90%
55  JONES/CROWN CSH FLOW ALLOC.  $ 100.35   $ 109.60   $ 119.22   $ 129.24   $ 140.06   $ 150.30   $ 161.28
56  NET CASH FLOW FOR APPRAISAL  $2,472.8   $2,700.7   $2,937.7   $3,184.7   $3,451.3   $3,703.6   $3,974.1       9.8%
57  DISCOUNT %
58  DISCOUNT FACTOR                  1.46       1.61       1.77       1.95       2.14       2.36       2.59
59  PRESENT VALUE FACTOR             0.68       0.62       0.56       0.51       0.47       0.42       0.39
60  DISCOUNTED CASH FLOW         $  1,689   $  1,677   $  1,658   $  1,634   $  1,610   $  1,571   $  1,532
61  CUMULATIVE DISC CASH FLOW    $  6,703   $  8,380   $ 10,038   $ 11,673   $ 13,283   $ 14,853    $16,386
62  10 YEAR CUM. CASH FLOW
63  EXTRAORDINARY CAP.EX.
64  DISCOUNT %
65  DISCOUNT FACTOR
66  PRESENT VALUE FACTOR
67  DISCOUNTED EXT. CAP. EX.
68  CUMULATIVE DISC EXT CAP EX.
69  10 YEAR CUM. NET CASH FLOW
70
-------------------------------------------------------------------------------------------------------------------------------
PREPARED FOR: JONES INTERCABLE                               31                               1996 KAGAN MEDIA APPRAISALS, INC.

ASSUMPTIONS FOR THE 10-YEAR CASH FLOW PROJECTIONS
--------------------------------------------------------------------------------

1. HOMES IN FRANCHISE AREA. Household growth in the service area is assumed to average 0.58% per year in 1997-2006, based on historical trends, census data, information from local agencies and chambers of commerce, and Claritas, Inc.

2. HOMES PASSED. According to system management, the system will pass all new home growth in the franchise areas. Therefore, homes passed as a percentage of homes in the franchise areas is projected to remain at 100%.

3.  BASIC PENETRATION.   Basic penetration is presently at 70% because of the
service offerings and marketing programs of management. With a continuation of these efforts, we expect that it can gradually increase to 74.0% in 2001 and remain at that level through the remainder of the forecast period. This increase is supportable because of management's plan for five new service offerings by 1997, although we are assuming no system rebuild to add channel capacity.

4. BASIC MONTHLY RATES. Basic monthly rates were restructured in September, 1993 to take account of the FCC's new rate regulations. The system took the required rate rollback in September, 1994. Since the rate increase on March 1, 1995, the rate for the 25-channel Limited Basic has been $11.08, with the "Satellite Tier Service" of an additional 21 channels costing an added $9.58, for a total of $20.66 for 46 channels. The average monthly rate in 1994 was $20.13. With the rate increase of $0.80 in 1995, the average rate for through August, 1996 was $20.26. In 1997, it is assumed to increase by $1.95 in March, for the remaining 10 months of the year. For the remainder of the forecast period, this rate is assumed to increase at the modest rate of 5.0% annually, since no rebuild is projected. Basic service revenue increased from $2,532,600 in 1994 to $2,705,500 in 1995. This is an increase of 6.8%. Our projection shows annual increases of nearly the same level, at 6.6% for the 10-year forecast period.

5. RATE OF CHURN. The rate of churn declined from 24.5% in 1992 to 21.2% through August, 1996 (on an annualized basis). This is probably the result of the management's marketing efforts. With a continuation of those efforts, we are projecting that churn will stabilize at the 1996 level of 21.2%.

6. PAY PENETRATION. The system's pay-to-basic ratio increased dramatically from 46.3% to 68.8% from 1992 through 1994. It held at 68.4% in 1995 but declined slightly to 63.9% in August, 1996. The attractive discount package for multiple premium services, combined with a continuation of the system's successful marketing campaigns, should result in steady increases in pay penetration from the August 1996 rate. Therefore, we project that the pay-to-basic ratio will rise gradually to 75.0% by 2006.

7. PAY SERVICE RATES. The average monthly rate for premium services declined steadily from $9.07 in 1992 to $6.90 in 1995. This was undoubtedly the result of the aggressive discounting program for multiple pay services discussed previously. However, through August, 1996, it rebounded to $7.73. We anticipate that, with more than four years behind it, the discount package


--------------------------------------------------------------------------------
PREPARED FOR: JONES INTERCABLE          32          KAGAN MEDIA APPRAISALS, INC.

ASSUMPTIONS FOR THE 10-YEAR CASH FLOW PROJECTIONS
(Continued)
--------------------------------------------------------------------------------

program will stabilize as a percentage of the premium subscriber base. Therefore, pay rates are projected to remain at the August year-to-date number for all of 1996, and then begin increasing in 1997 at a moderate annual rate of 4.0%.

8. PAY-PER-VIEW REVENUES. The Manitowoc system introduced pay-per-view services in 1990. The shifting of three major pay services to negative and positive traps for security has reduced the base of addressable homes. But most of the negative impact has already been felt, and the incentive being given to add the two remaining pay services, which remain addressable, is probably staunching the erosion of addressable homes. Therefore, we anticipate that the percentage of addressable homes will remain at its August 1996 level of 39.3% for the rest of the year. Because of continued marketing efforts and the offering of more attractive programming previously discussed, we believe that the percentage could return gradually over the next four years to its 1993 level of 50.0%. We also believe that, with effective marketing, that level could at least be sustained during the balance of the projection period. The cumulative monthly buy rate as a percentage of addressable subscribers was 6.0% in 1994 and 6.2% in 1995. By August, 1996, it had climbed to 8.5%. Given the stabilization in both the franchise situation (eliminating negative publicity) and the number of addressable homes, combined with management's increased emphasis on marketing, we expect the number of pay-per-view buys to remain at its August 1996 year-to-date rate for all of 1996, an increase of 2.3 percentage points from 1995. We project that the system's buy rate should increase gradually by
2.0 percentage points annually throughout the remainder of the forecast period, reaching the range of 28% by 2006. Given that we have not projected a rebuild for video-on-demand services, this level of pay-per-view penetration is justified. We also assume that the average price per buy will increase only modestly at 4.0% per year, rising from $10.08 in 1996 to $14.92 in 2006.

9. ADVERTISING. The system's advertising revenue averaged $1.69 per subscriber per month in 1994, a decline from 1992 ($1.88) and a slight increase from 1993 ($1.66). This was probably due to all the negative publicity surrounding the franchise litigation with the City which could easily have caused an adverse reaction among advertisers. The settling of that lawsuit, dissipating the ill-will, combined with the continuation of the three-person sales team, resulted in an encouraging increase ad sales in 1995, reaching $2.12 per subscriber per month. However, by August, 1996, it had declined to $1.44. As management demonstrated in 1995, the absence of the negative factors previously mentioned, along with the growing recognition among local advertisers of the cost effectiveness of cable, could well mean modest growth in advertising sales, particularly from the lower level of August 1996. From that level, we have projected only modest increases in the advertising revenue per subscriber of 10% annually, reaching $3.74 in 2006.

10. HOME SHOPPING. Home shopping revenue was in the range of $0.10-0.11 during 1992-1994. In 1995, it jumped to $0.15 but returned again to $0.10 for year-to-
date August 1996.   As the noteworthy gains in basic subscribers continue to
expose more people to the convenience of home shopping via cable, we expect that 1995 will not be an aberration. In light of the 1995 results, we project that the revenue per subscriber can gradually increase, especially from the lower August 1996 level . As noted previously, the system will also be adding the Product Information Network,


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PREPARED FOR: JONES INTERCABLE          33          KAGAN MEDIA APPRAISALS, INC.

ASSUMPTIONS FOR THE 10-YEAR CASH FLOW PROJECTIONS
(Continued)
-------------------------------------------------------------------------------

which should result in more commission revenues for the system. Therefore, we project that revenue will remain at $0.10 for all of 1996, and increase modestly at a rate of 5.0% annually through 2006.

11. OTHER REVENUE. Other revenue consists primarily of commercial accounts, converter rentals and sales, as well as late fees. In August, 1996, it stood at 5.1% of basic revenue, an slight decrease from its level of 5.8 % in 1992. We project that this percentage will decline only slightly as the basic penetration level continues to increase during the projection period. From its August 1996 level of about $143,000 (annualized), other revenue increases at 5.0% annually, reaching about $233,000 per year in 2006.

12. FIBER LEASING AND ADVANCED SERVICES. The system has no fiber capacity and has no plans to install it. Therefore, we have projected no revenues from this source. Nor have we projected revenues from the provision of network services, since there is no provision for deploying fiber at all, nor any plans to use the two-way capacity of the 10-mile institutional network beyond its present limited role of connecting the schools for educational programming.

13. OPERATING MARGIN. Continued modest growth in basic penetration, increases in ancillary revenues (e.g. pay-per-view, advertising and home shopping) and operating efficiencies associated with the projected growth in subscribers are expected to increase operating margins somewhat over the next several years. Historically, the system has operated at moderate margins in the range of 45%. This is because it has slightly above average penetration in a well-clustered territory served by a single headend and office. The margin decreased somewhat from its high in 1992 of 45.8% to 39.9% in 1995 because of the effects of the FCC's rate freeze, rate unbundling and the rate rollback. With those factors behind it, and the "catch up" increase of $1.95 on March 1, 1997, we expect the margin to improve to 44%, closer to its pre-regulation 1993 rate of 45.0%. This is only somewhat above its rate of 42.5% through August, 1996. With the continued modest basic rate increases, and increasing revenue in high-margin categories, it is reasonable to assume that the operating margins would return to their typically higher level of 45.5% in 1997, increasing 1.5 percentage points in 1998 and 1.0 percentage points each year thereafter through 2006 to 53.0%.

14. JONES/CROWN ALLOCATION. The five smaller franchises, and the portion of the system serving them, are not included in this appraisal, since they are not owned by the company. However, all the revenue and cash flow projections are for the entire system, so that they correlate to the financial statements for the system which have been provided. To allow for the exclusion of these five areas from the appraised value, we have adopted the method for allocating system operating income used by the company since 1992. The "Jones/Crown Allocation" has ranged from a low of 3.62% in 1993 to a high of 4.13% in the first eight months of 1996. In 1995, it was somewhat lower, at 3.75%. Since it has been higher in the more recent period of 1996 through August, we have calculated the weighted average percentage allocation for the 20-month period. It is 3.90%. This percentage is deducted each year from system cash flow to arrive at the "Net Cash Flow for


--------------------------------------------------------------------------------
PREPARED FOR: JONES INTERCABLE          34          KAGAN MEDIA APPRAISALS, INC.

ASSUMPTIONS FOR THE 10-YEAR CASH FLOW PROJECTIONS
(Continued)
--------------------------------------------------------------------------------

Appraisal" shown in the 10-year projections. It is this "Net Cash Flow for Appraisal" that is then discounted in arriving at the valuation.

15. DISCOUNT FACTOR. Future cash flows are discounted by a risk-adjusted 10% factor, slightly above the Moody's Aaa corporate bond yield, which stood at 8.04% as of August 30, 1996. This rate is widely accepted in financial circles as a reliable indicator of future inflation and the cost of funds.

16. EXTRAORDINARY CAPITAL EXPENDITURES. System management has no plans to rebuild the system to increase channel capacity to 550 MHZ or 750 MHZ. Therefore, we have not included any capital expenditures for a system rebuild.


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PREPARED FOR: JONES INTERCABLE          35          KAGAN MEDIA APPRAISALS, INC.

COMPARABLE ANALYSIS
--------------------------------------------------------------------------------

          Comparison of a cable TV system to similar properties recently sold is an accepted appraisal methodology used to correlate the findings of the Statistical Income method with the realities of the private marketplace. Analysis of historical cable system sales indicates that systems can be compared to one another on the basis of such variables as local demographics, system size, basic and pay penetration levels and revenue per subscriber.

          Like cable properties can often be compared to one another on a value-per-subscriber (VPS) or cash flow multiple basis. VPS is a short-form valuation yardstick that reflects a multiple of the cash flow a subscriber is expected to generate in the first or second year of ownership. Cable systems have historically sold most often in the range of 9-11 times projected first-year cash flow with the higher end of the range generally assigned to systems which are expected to achieve significant near-term increases in cash flow. Thus a cable subscriber forecasted to generate $170 of cash flow in the coming year and selling at 11x that cash flow would be valued at $1,870, or at $2,210 at 13x cash flow.

          For Manitowoc , we studied comparable sales in 1996, focusing on sales with between 5,000 and 20,000 subscribers, with basic penetration of 50-85%.
We emphasized stand-alone, similarly sized systems located in one primary area.


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PREPARED FOR: JONES INTERCABLE          36          KAGAN MEDIA APPRAISALS, INC.

--------------------------------------------------------------------------------

                          MANITOWOC COMPARABLE SYSTEMS

                                 BASIC   BASIC            COMP.    ANN.
     LOCATION                    SUBS   PEN. %    CFX     VALUE    DATE
     ------------------------------------------------------------------
                                                          (MIL.)
     Colombus, MS               15,700     65%    9.5     $17.2    2/96
     San Fran. Bay Area         12,300     51%    8.8     $16.0    7/96
     Kern Valley, CA             8,200     70%    7.6     $13.8    6/96
     Moses Lake, WA             12,500     83%    9.5     $17.2    8/96
                                -------------------------------

     Averages                   12,200     67%    8.9x    $16.1

     Manitowoc, WI              10,825     70%    9.0x    $16.4

                     (C) 1996 Kagan Media Appraisals, Inc.


     The above comparables as a group closely mirror the Manitowoc, WI system, at 68% basic penetration and a similar subscriber base.

     The first comparable we considered was the sale of Columbus Cable's Columbus, MS system to Post-newsweek in February 1996. Like Manitowoc, the system serves one distinct community. The system sold at a multiple of 9.5x forward cash flow, a slightly higher multiple than Manitowoc due partially to a larger sub base and lower basic penetration. Applying that multiple to Manitowoc values the system at $17.2 mil.

     We next analyzed TCI's buy of a system serving the San Francisco bay area from Balkin Cable. TCI filled some holes in its bay area holdings by buying the Balkin subs in an all-cash deal July 30. The multiple, at 8.8x, reflects expenses necessary to upgrade the systems, as well as a limitation on penetration upside. The system's 8.8x 1997 cash flow multiple yields a comparable value of $16.0 mil. when applied to Manitowoc.

--------------------------------------------------------------------------------
PREPARED FOR:JONES INTERCABLE           37           KAGAN MEDIA APPAISALS, INC.

--------------------------------------------------------------------------------

     We then considered the system in Kern Valley, CA sold by PCI Sun Cable to Helicon in June 1996. This system is smaller, and in a more spread out area, which suggests a lower multiple and less potential for cash flow growth. Applying this 7.6x multiple to Manitowoc yields a comparable value of $13.8 mil.

     The last comparable we studied was the sale of Marcus Cable's Moses Lake, WA system to Northland Comm. in August 1996. This is a stand-alone system with a relatively high penetration of 83%, with a 9.5x sale multiple reflecting growth opportunities. Applying this multiple to Manitowoc yields a comparable value of $17.2 mil.

     The average of the comparable sales listed above is $16.1 mil.

--------------------------------------------------------------------------------
PREPARED FOR:  JONES INTERCABLE         38          KAGAN MEDIA APPRAISALS, INC.

CORRELATION AND FINAL ESTIMATE OF VALUE
--------------------------------------------------------------------------------

     The discounted cash flow analysis yields a value for the Manitowoc cable system of $16.4 mil., while the comparable analysis of comparable sales yields a value of $16.1 mil. The proximity of these values, within 2% of each other, arrived at through two independent appraisal methodologies, underscores the validity of the assumptions used to cast the 10-year cash flow projections and establishes a range within which the value of the Manitowoc cable system can be expected to fall. In arriving at a single estimate of value, we note that while the system has some upside in basic penetration, this is limited by satellite competition and the fact that the system has no spare channel capacity to increase offerings, making it that much more vulnerable to competition. In addition, the system has only moderate upside in household growth. It does, however, have proven upside in the operating margin and ancillary revenues, which nevertheless will be constrained by the need to market effectively to meet competition.

     These factors lead us to value the system at the lower end of the range. Therefore, we conclude that the value of the Manitowoc cable television system is approximately $16.1 million.
                 -------------

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PREPARED FOR:  JONES INTERCABLE       39            KAGAN MEDIA APPRAISALS, INC.